Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Grab Holdings Limited

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

G4124C109

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4124C109	Schedule 13G	Page 2 of 16

1	Names of Reporting Persons SB Investment Advisers (UK) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 709,265,250
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 709,265,250

9	Aggregate Amount Beneficially Owned by Each Reporting Person 709,265,250
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 19.1%
12	Type of Reporting Person CO

CUSIP No. G4124C109	Schedule 13G	Page 3 of 16

1	Names of Reporting Persons SoftBank Vision Fund L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 709,265,250
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 709,265,250

9	Aggregate Amount Beneficially Owned by Each Reporting Person 709,265,250
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 19.1%
12	Type of Reporting Person PN

CUSIP No. G4124C109	Schedule 13G	Page 4 of 16

1	Names of Reporting Persons SVF Holdings (UK) LLP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 709,265,250
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 709,265,250

9	Aggregate Amount Beneficially Owned by Each Reporting Person 709,265,250
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 19.1%
12	Type of Reporting Person PN

CUSIP No. G4124C109	Schedule 13G	Page 5 of 16

1	Names of Reporting Persons SVF Investments (UK) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 699,175,218
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 699,175,218

9	Aggregate Amount Beneficially Owned by Each Reporting Person 699,175,218
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 18.8%
12	Type of Reporting Person CO

CUSIP No. G4124C109	Schedule 13G	Page 6 of 16

1	Names of Reporting Persons SVF Holdings (Cayman) Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 10,090,032
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,090,032

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,090,032
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.3%
12	Type of Reporting Person CO

CUSIP No. G4124C109	Schedule 13G	Page 7 of 16

1	Names of Reporting Persons SVF Holdco (Singapore) Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 10,090,032
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,090,032

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,090,032
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.3%
12	Type of Reporting Person CO

CUSIP No. G4124C109	Schedule 13G	Page 8 of 16

1	Names of Reporting Persons SVF Zen JV Co (Singapore) Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 10,090,032
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,090,032

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,090,032
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.3%
12	Type of Reporting Person CO

CUSIP No. G4124C109	Schedule 13G	Page 9 of 16

1	Names of Reporting Persons ZA Tech Global Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 10,090,032
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,090,032

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,090,032
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.3%
12	Type of Reporting Person CO

CUSIP No. G4124C109	Schedule 13G	Page 10 of 16

1	Names of Reporting Persons ZA Tech Global (Cayman) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 10,090,032
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,090,032

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,090,032
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.3%
12	Type of Reporting Person CO

CUSIP No. G4124C109	Schedule 13G	Page 11 of 16

ITEM 1.	(a) Name of Issuer:

Grab Holdings Limited (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

3 Media Close, #01-03/06, Singapore 138498.

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

SB Investment Advisers (UK) Limited (“SBIA UK”)

SoftBank Vision Fund L.P.

SVF Holdings (UK) LLP

SVF Investments (UK) Limited

SVF Holdings (Cayman) Ltd.

SVF Holdco (Singapore) Pte. Ltd.

SVF Zen JV Co (Singapore) Pte. Ltd.

ZA Tech Global Limited (“ZATG”)

ZA Tech Global (Cayman) Limited

(b)	Address or Principal Business Office:

The principal business address for each of SBIA UK, SVF Holdings (UK) LLP and SVF Investments (UK) Limited is 69 Grosvenor Street, London W1K 3JP, United Kingdom. The principal business address for SoftBank Vision Fund L.P. is Aztec Group House 11-15 Seaton Place, St. Helier, Jersey, JE4 0QH. The principal business address for SVF Holdings (Cayman) Ltd. is c/o Walkers Corporate Ltd., 190 Elgin Avenue, George Town, Grand Cayman KY1-9008. The principal business address for each of SVF Holdco (Singapore) Pte. Ltd. and SVF Zen JV Co (Singapore) Pte. Ltd. is 138 Market Street #27-01A, Capitagreen, Singapore 048926. The principal business address for ZATG is 28/F, Infinitus Plaza, 199 Des Voeux Road Central, Hong Kong. The principal business address for ZA Tech Global (Cayman) Limited is Vistra (Cayman) Limited, P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands.

(c)	Citizenship of each Reporting Person is:

SBIA UK, SVF Holdings (UK) LLP and SVF Investments (UK) Limited are organized under the laws of England and Wales. SoftBank Vision Fund L.P. is organized under the laws of Jersey. SVF Holdings (Cayman) Ltd. and ZA Tech Global (Cayman) Limited are organized under the laws of the Cayman Islands. SVF Holdco (Singapore) Pte. Ltd. and SVF Zen JV Co (Singapore) Pte. Ltd. are organized under the laws of Singapore. ZATG is organized under the laws of Hong Kong.

CUSIP No. G4124C109	Schedule 13G	Page 12 of 16

(d)	Title of Class of Securities:

Class A ordinary shares, par value $0.000001 per share (“Ordinary Shares”).

(e)	CUSIP Number:

G4124C109

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Ordinary Shares of the Issuer based upon 3,709,406,012 Ordinary Shares outstanding as of March 31, 2022, as disclosed in the amendment to the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 20, 2022.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
SB Investment Advisers (UK) Limited	709,265,250	19.1%	0	709,265,250	0	709,265,250
SoftBank Vision Fund L.P.	709,265,250	19.1%	0	709,265,250	0	709,265,250
SVF Holdings (UK) LLP	709,265,250	19.1%	0	709,265,250	0	709,265,250
SVF Investments (UK) Limited	699,175,218	18.8%	0	699,175,218	0	699,175,218
SVF Holdings (Cayman) Ltd.	10,090,032	0.3%	0	10,090,032	0	10,090,032
SVF Holdco (Singapore) Pte. Ltd.	10,090,032	0.3%	0	10,090,032	0	10,090,032
SVF Zen JV Co (Singapore) Pte. Ltd.	10,090,032	0.3%	0	10,090,032	0	10,090,032
ZA Tech Global Limited	10,090,032	0.3%	0	10,090,032	0	10,090,032
ZA Tech Global (Cayman) Limited	10,090,032	0.3%	0	10,090,032	0	10,090,032

SVF Investments (UK) Limited is the record holder of 699,175,218 Ordinary Shares and ZA Tech Global (Cayman) Limited is the record holder of 10,090,032 Ordinary Shares.

CUSIP No. G4124C109	Schedule 13G	Page 13 of 16

SoftBank Vision Fund L.P. is the managing member of SVF Holdings (UK) LLP, which is the sole owner of SVF Investments (UK) Limited and SVF Holdings (Cayman) Ltd., which is the sole owner of SVF Holdco (Singapore) Pte. Ltd., which is the sole owner of SVF Zen JV Co (Singapore) Pte. Ltd., which is the majority shareholder of ZATG, which is the sole owner of ZA Tech Global (Cayman) Limited.

SBIA UK has been appointed as the alternative investment fund manager (“AIFM”) of SoftBank Vision Fund L.P. As AIFM, SBIA UK is authorized and regulated by the UK Financial Conduct Authority and is exclusively responsible for making all decisions related to the acquisition, structuring, financing and disposal of SoftBank Vision Fund L.P.’s investments.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G4124C109	Schedule 13G	Page 14 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023

SB Investment Advisers (UK) Limited

By:	/s/ Amanda Sanchez-Barry
Name:	Amanda Sanchez-Barry
Title:	General Counsel

SoftBank Vision Fund L.P.
By:	SB Investment Advisers (UK) Limited, its Manager

By:	/s/ Amanda Sanchez-Barry
Name:	Amanda Sanchez-Barry
Title:	General Counsel

SVF Holdings (UK) LLP
By:	SoftBank Vision Fund L.P., its Managing Member
By:	SB Investment Advisers (UK) Limited, its Manager

By:	/s/ Amanda Sanchez-Barry
Name:	Amanda Sanchez-Barry
Title:	General Counsel

SVF Investments (UK) Limited
By:	SB Investment Advisers (UK) Limited, its Manager

By:	/s/ Amanda Sanchez-Barry
Name:	Amanda Sanchez-Barry
Title:	General Counsel

SVF Holdings (Cayman) Ltd.

By:	/s/ Karen Ellerbe
Name:	Karen Ellerbe
Title:	Director

CUSIP No. G4124C109	Schedule 13G	Page 15 of 16

SVF Holdco (Singapore) Pte. Ltd.

By:	/s/ Martin O’Regan
Name:	Martin O’Regan
Title:	Director

SVF Zen JV Co (Singapore) Pte. Ltd.

By:	/s/ Martin O’Regan
Name:	Martin O’Regan
Title:	Director

ZA Tech Global Limited
By:	SVF Zen JV Co (Singapore) Pte. Ltd., its Majority Shareholder

By:	/s/ Martin O’Regan
Name:	Martin O’Regan
Title:	Director

ZA Tech Global (Cayman) Limited
By:	ZA Tech Global Limited, its Sole Owner
By:	SVF Zen JV Co (Singapore) Pte. Ltd., its Majority Shareholder

By:	/s/ Martin O’Regan
Name:	Martin O’Regan
Title:	Director

CUSIP No. G4124C109	Schedule 13G	Page 16 of 16

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.